RELIANCE Natural Resources
Anil Dhirubhai Ambani Group


10015935

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

June 25, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated June 25, 2010, forwarding therewith the letter informing that pursuant to the judgment of the Hon'ble Supreme Court dated 7th May, 2010, RIL and RNRL have today signed a revised Gas Supply Master Agreement (GSMA).

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

dw 6/29

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

June 25, 2010

The General Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Tel No: 2659 8235/36
NSE Symbol: RNRL

Dear Sirs

We wish to inform you that pursuant to the judgment of the Hon'ble Supreme Court dated 7th May, 2010, RIL and RNRL have today signed a revised Gas Supply Master Agreement (GSMA).

RNRL will now take appropriate steps requesting the Government of India for expeditious allocation of natural gas to facilitate implementation of the same.

Please advise your members accordingly.

Thanking you

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

June 25, 2010

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sirs

We wish to inform you that pursuant to the judgment of the Hon'ble Supreme Court dated 7th May, 2010, RIL and RNRL have today signed a revised Gas Supply Master Agreement (GSMA).

RNRL will now take appropriate steps requesting the Government of India for expeditious allocation of natural gas to facilitate implementation of the same.

Please advise your members accordingly.

Thanking you

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary